Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)

	Six Months Ended		Year Ended December 31,
	June 30, 2010		2009		2008		2007		2006		2005
Pre-tax loss from continuing operations	$(9,693)		$(10,947)		$(41,389)		$(69,549)		$(28,983)		$(45)
Add:
Fixed Charges	27,906		51,392		58,149		65,901		61,997		49,418
Amortization of capitalized interest	203		320		438		411		282		399
Interest capitalized	—		—		18		(252)		(305)		(1,993)

Total adjusted earnings (loss) available for payment of fixed charges	$18,416		$40,765		$17,216		$(3,489)		$32,991		$47,779

Fixed Charges:

Interest expense	$18,703		$33,159		$40,972		$48,593		$47,510		$35,284
Portion of rental expense representing interest	9,203		18,233		17,177		17,308		14,487		14,134

Total fixed charges	$27,906		$51,392		$58,149		$65,901		$61,997		$49,418

Ratio of earnings to fixed charges (1)	0.66	x	0.79	x	0.30	x	(0.05	)x	0.53	x	0.97	x

(1)	Our earnings were inadequate to cover fixed charges by $9.5 million, $10.6 million, $40.9 million, $69.4 million, $29.0 million and $1.6 million for the six months ended June 30, 2010 and the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively.